Exhibit 99.1

PRESS RELEASE

Cascades 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com

CASCADES ANNOUNCES THE DEPARTURE OF ITS CFO

KINGSEY FALLS (QUÉBEC), April 26, 2004 – Cascades Inc. (CAS) announces that Mr. André Belzile, Vice President and Chief Financial Officer, will be leaving the company in the coming weeks. The exact date of Mr. Belzile’s departure has not yet been determined.

In commenting on this event, Mr. Alain Lemaire, President and Chief Executive Officer stated: “After 17 years with our company, and the last eleven years as CFO, Mr. Belzile has decided to seek new opportunites elsewhere. We wish to thank Mr. Belzile for his valuable contribution to Cascades over the years and we wish him every success in his new endeavours.” The search for Mr. Belzile’s replacement will begin immediately and an announcement will be made as soon as his successor has been chosen.

Cascades is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Information:	Source:

Mr. Stephane Mailhot	Mr. Robert F. Hall
Director, Corporate Communications	Vice-President Legal Affairs and Corporate
Cascades Inc.	Secretary
(819) 352-0982	Cascades Inc.
stephane_mailhot@cascades.com	Telephone: (819) 363-5116
rhall@cascades.com